RANI THERAPEUTICS HOLDINGS, INC.

2051 Ringwood Avenue

San Jose, California 95131

December 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook

Re:	Rani Therapeutics Holdings, Inc.

Registration Statement on Form S-3

File No. 333-268855

Acceleration Request

Requested Date:     December 29, 2022

Requested Time:    4:00 PM Eastern Time

Ladies and Gentlemen:

Rani Therapeutics Holdings, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended to become effective on December 29, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Seidenfeld of Cooley LLP, counsel to the Registrant, at (650) 843-5862, or in his absence, John T. McKenna at (650) 843-5059.

[Signature page follows]

Very truly yours,

Rani Therapeutics Holdings, Inc.

By:	/s/ Eric Groen
Name:	Eric Groen
Title:	General Counsel

cc:	Josh Seidenfeld, Cooley LLP

John T. McKenna, Cooley LLP

[Signature Page to Acceleration Request]